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                            September 2, 2022

       Bruce M. Rodgers
       Chief Executive Officer
       LMF Acquisition Opportunities, Inc.
       1200 W. Platt St., Suite 100
       Tampa, Florida 33606

                                                        Re: LMF Acquisition
Opportunities, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed August 24,
2022
                                                            File No. 333-264993

       Dear Mr. Rodgers:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 22, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       Cover Page

   1. We note the revised disclosure on the cover page in response to comment 1. We further note that your
"anticipated" scenario shown on the cover page appears to actually be your
                                                        "No Redemption"
scenario shown on page 121. Please update your disclosure to clarify the estimated ownership
percentages provided is for the "No Redemption" scenario or
                                                        otherwise advise. Also,
please revise the assumptions underlying the two scenarios
                                                        depicted on the cover
page to eliminate repetition and highlight the differences as it appears the only
differences between the two scenarios is "no redemptions" versus
                                                        "maximum redemptions."
Finally, please refrain from describing your "No Redemption"
 Bruce M. Rodgers
FirstName LastNameBruce  M. Rodgers
LMF Acquisition Opportunities, Inc.
Comapany 2,
September NameLMF
             2022    Acquisition Opportunities, Inc.
September
Page 2    2, 2022 Page 2
FirstName LastName
         scenario as the the "anticipated" or "expected" scenario and make clarifying disclosure throughout your filing, including on pages 8, 26, 73 and 143. Questions and Answers about the Proposals
Q: What equity stake will current stockholders of LMAO and SeaStar Medical stockholders hold in the Combined Company after the closing?, page 8

2. Given the uncertainty regarding the potential number of LMAO public stockholders exercising their redemption rights, please update your disclosure in this section so that the disclosure is consistent with your three scenarios (No Redemption, 50% Redemption and
         Maximum Redemption) set out in your table on page 27.
Background of the Business Combination, page 99

3. We reissue comments 5 and 6 to the extent it remains unclear who led the efforts on behalf of LMAO to find an acquisition partner and what consideration the Board gave to various potential candidates in the process, including when and how many times the
         Board met to consider acquisition candidates. Revise to clarify. In doing so, please clarify throughout the background section what transactions the Board considered and determined to pursue or eliminated from consideration. In particular, for example, on page
         101, you disclose, "[a]fter several more discussions between LMAO's management team and Board and with Company A and its financial advisors" further action occurred.
         Clarify if there were "several more discussions" with the Board and how many times the
         Board met with members of management at that point and and each time you reference
         "several more discussions" involving the Board, which occurs again numerous times throughout the background section.
4.       We note the information provided in response to comment 8. Please update your
         disclosure to clarify why the Board felt it appropriate to rely on the enterprise valuations of large cap comparable companies given the current size of SeaStar Medical. In your correspondence you state the "LMAO Board believed that the nature of
SeaStar Medical   s
         product candidate in conjunction with its regulatory strategy was an important element of the future value of SeaStar Medical." Please update your disclosure in your registration statement to discuss the qualitative and quantitative factors your Board relied upon in greater detail to arrive at the pre-money valuation of no less than $85 million.
Proposal 6 - The Nasdaq Proposal
Overview, page 143

5. Please update your disclosure here to disclose the $2.5 million of Commitment Shares payable to Tumim Stone Capital under the Common Stock Purchase
Agreement.
Clinical Studies, page 169

6. We reissue comment 12 to the extent that you have not disclosed all serious adverse events that were deemed study related. For example, on pages 170-171, list all of the
 Bruce M. Rodgers
LMF Acquisition Opportunities, Inc.
September 2, 2022
Page 3
      SAEs experienced. On page 171, for the SCD-003-IDEG090189 study where no SAEs were found to be "definitively" related to the device by the principal investigator, please disclose any SAEs that were possibly related to the device or otherwise advise. In addition, in the first full paragraph on page 172, list all SAEs, not only "the most frequent categories." In this regard, it may be useful to provide this disclosure in tabular form.
General

7. We note the revised disclosure on the cover page regarding the Tumim Stone Capital LLC
      Common Stock Purchase Agreement. Revise the cover page to disclose the discount to market price to be paid by Tumim and clarify that the agreement is an "equity-line financing agreement" consistent with your disclosure on page 24 and elsewhere. In addition, please update your disclosure on the cover page to describe the $2.5 million commitment fee payable to Tumim in the form of Commitment Shares and update your estimated ownership percentages upon completion of the Business
Combination
      throughout your filing to account for the estimated Commitment Shares. Finally, please include a separate, specific risk factor to address the potential dilutive effect of your equity line agreement with Tumim.
8. We note the revised disclosure on page 108 in response to comment 2. The revised disclosure states the fact of the potential conflict of interest, but does not address what consideration the board gave to that fact. Please revise accordingly. In addition, please include a cross-reference to your risk factor on page 72 where Maxim's potential conflicts of interest is discussed in greater detail.
       You may contact Tracie Mariner at (202) 551-3744 or Al Pavot at (202) 551-3738 if you
have questions regarding the financial statements and related matters. Please contact Abby
Adams at (202) 551-6902 or Jason Drory at (202) 551-8342 with any other questions.



                                                             Sincerely,
FirstName LastNameBruce M. Rodgers
                                                             Division of
Corporation Finance
Comapany NameLMF Acquisition Opportunities, Inc.
                                                             Office of Life
Sciences
September 2, 2022 Page 3
cc:       Curt P. Creely, Esq.
FirstName LastName